Mail Stop 3561

October 27, 2009

Lonnie D. Schnell, CEO & CFO
Talon International, Inc.
21900 Burbank Boulevard, Suite 270
Woodland Hills, CA 91367

> **Re:** **Talon International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed April 9, 2009**
> **File No. 001-13669**

Dear Mr. Schnell:

We have reviewed your filing and have the following comment. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with our comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures

1.   We note that your annual report does not have or does not designate the signature of your principal accounting officer or controller. Please include and designate the signature of the principal accounting officer or controller in all future filings.   See General Instruction D of Form 10-K.

* * * * *

Closing Comments

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding accounting issues, please contact Raquel Howard at (202) 551-3291 or David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Dennis R. Secor, CFO
        Fax: (888) 444-4110